QV, Quantum Ventures, Inc.

16 Midlake Boulevard

Calgary, Alberta T2X 2X7

May 5, 2008

United States Securities and Exchange Commission

Washington, D.C. 20549-0303

Corporation Finance

Mail Stop 4561

Attention: Maryse Mills-Apenteng

Re:

Quantum Ventures, Inc.

Information Statement on Schedule 14C

Filed on April 22, 2G08

File No. 0-52686

Schedule 14C

1.

Your beneficial ownership table indicates that persons owning an aggregate of 5l.l% of your outstanding shares have consented to the corporate action described in the information statement. We note that of this amount, only 40.1% is owned by management, namely Desmond Ross, and that the other11% is owned by persons none of whom are officers, directors or 5% berieficial owners. Please tell us the sequence of events through which you obtained the requisite majority consents for changing your corporate name, In your response letter, explain the relationship of each shareholder other than Mr. Ross to the company and the circumstances under which these shareholders indicated their intention to vote for the proposal. Please provide the analysis

Supporting your conclusion that the consents were obtained with out solicitation, as defined in rule 14a-1 under the Securities act of 1934.

We have noted this comment and even though the Company was approached by shareholders, and after giving further thought,  the Company has deemed it prudent and fair that all shareholders should have the ability to vote on matters of the Company and have deemed it appropriate to file a Schedule 14A.

Yours truly,

/s/Desmond Ross

Desmond Ross